December 10, 2013

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Re: Organic Alliance, Inc.

Item 4.01 Form 8-K

Filed November 29, 2013

File No. 000-53545

Dear Ms. Thompson:

We have reviewed your letter dated December 3, 2013. Below are our responses. Organic Alliance, Inc. recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing. Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response: Agreed, we will file an amended Form 8-K with the appropriate wording as follows:

The controls designed were adequate for financial disclosures required for the preparation of the Company Form 10-Q and 10-K filings; however due to lack of resources in the Company’s accounting department the controls were not operating effectively.

Company Response: Agreed, we will file an amended Form 8-K with the appropriate wording in section (b) as follows:

During the Company’s two most recent fiscal years and any subsequent interim period preceding such resignation, we have not previously consulted with KBL on the application of accounting principles to a specified transaction, or on the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement between the Company and Marcum or was a reportable event. In addition, the Company did not consult with KBL regarding the material weakness of the Company’s internal control over financial reporting prior to engaging KBL.

Company Response:

Bullet 1 – Barry Brookstein, the Company’s CFO, had a discussion with Marcum on November 2, 2013 regarding the Company’s inability to afford Marcum’s fees on an on-going basis and that the Company would be forced to look elsewhere. On Sunday, November 3, 2013, the Company retained KBL. While overseas, Mr. Brookstein sent Marcum an email on the 6th (the 5th in the country Mr. Brookstein was visiting) that it was being replaced by a smaller firm. Upon Mr. Brookstein’s return, he had formal communications with Marcum on November 22nd. In as much as the Company is inactive and has limited personnel and funds, the delay in formally discussing the termination, was due to scheduling conflicts, travel, vacation, etc.

Bullet 2 – There was little communication between the Company and either of the two independent accounting firms between November 3rd and November 22nd as a result of scheduling conflicts, travel, vacation, etc.

Bullet 3 – Agreed, we will file an amended Form 8-K changing the earliest reporting date to November 6, 2013.

Company response: Agreed, we have a requested a revised letter from Marcum and will file an amended Form 8-K. In addition, KBL does not disagree with any information contained in the Form 8-K and is not required to file a letter.

Best Regards,

/s/ Parker Booth

Parker Booth

CEO and Director of Organic Alliance, Inc.